SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2010, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW—Other Recent Developments” on page 2 hereof to the “Recent Developments—KfW—Other Recent Developments” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Gross Domestic Product (GDP)” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Gross Domestic Product (GDP)” and on page 3 hereof;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 3-6 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 20, 2011 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On December 20, 2011, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.3074 (EUR 0.7649 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from October 2011 through December 2011 (December 16, 2011), as published on a weekly basis by the Federal Reserve Bank of New York.

2011	High	Low
October	1.4172	1.3281
November	1.3803	1.3244
December (through December 16, 2011)	1.3487	1.2972

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

Other Recent Developments

Funding Program for 2012

On December 13, 2011, KfW announced that it expects its volume of funding to be raised in the capital markets in 2012 will total approximately EUR 80 billion.

The credit ratings assigned to KfW by international credit rating agencies primarily reflect sovereign ratings of the Federal Republic of Germany (the “Federal Republic”). As a result, any change in the Federal Republic’s sovereign ratings may affect KfW’s credit ratings. Standard & Poor’s Rating Services (“S&P”) announced ratings actions on December 5, 2011 with respect to 15 Euro Area Member States, including the Federal Republic, and subsequently on December 7, 2011 with respect to KfW. According to these ratings actions, S&P placed its long-term ratings on the Federal Republic and KfW on CreditWatch with negative implications. KfW currently has no reason to believe that S&P’s recent ratings actions and any potential subsequent lowering of the Federal Republic’s or KfW’s ratings by S&P within the range mentioned in the S&P ratings actions will materially adversely affect KfW’s funding program for 2012. For more information on S&P’s recent ratings action with respect to the Federal Republic, please see “The Federal Republic of Germany—Other Recent Developments—Ratings considerations.”

EADS

On November 10, 2011, the German Federal Ministry of Economics and Technology announced that it had been informed of the Daimler group’s intention to sell a 7.5% stake in European Aeronautic Defence and Space Company EADS N.V. (“EADS”), a European aerospace and defense company, which holds, among other participations, a majority interest in Airbus S.A.S., the European aircraft manufacturer. Based on a share price of EUR 23.60 as of December 20, 2011, and issued share capital amounting to 816.4 million shares, a 7.5% stake in EADS corresponds to an amount of approximately EUR 1.4 billion. The German Federal Government, as per its announcement, regards the ownership structure of EADS as a matter of strategic interest and has stated that it intends to mandate KfW in accordance with section 2 paragraph 4 of the KfW Law to acquire temporarily the stake to be sold by the Daimler group. It is envisaged, however, that for the time being the Daimler group will continue to represent German interests in EADS. The terms of any such sale have yet to be negotiated. The German Federal Government expects the transaction to close in 2012.

If mandated, KfW expects to be protected by the Federal Republic against the market risk arising in connection with any such transaction.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2010	0.8	4.0
4th quarter 2010	0.5	3.7
1st quarter 2011	1.3	4.7
2nd quarter 2011	0.3	2.9
3rd quarter 2011	0.5	2.6

The German economy continues its growth trend in 2011, as GDP rose in the third quarter of 2011 compared to the second quarter of 2011 (for which GDP growth has been corrected upwards) following strong growth at the beginning of 2011.

Adjusted for price, seasonal and calendar effects, the main contributor to growth in the third quarter of 2011, compared to the second quarter of 2011, was domestic demand, with increases recorded, in particular, for final consumption expenditure and for capital formation. In the third quarter of 2011, both households (+0.8%) and general government (+0.6%) spent more on consumption than in the second quarter of 2011. Capital formation in machinery and equipment also increased in the third quarter of 2011 (+2.9%), compared with the second quarter of 2011. Only capital formation in construction decreased slightly in the third quarter of 2011 (–0.7%), due to the strong growth recorded at the beginning of 2011, part of which had been due to weather conditions, among other factors. Foreign trade continued its expansion in the third quarter of 2011. However, as the increase in price, seasonal and calendar adjusted exports of goods and services quarter-on-quarter (+2.5%) roughly equaled the increase in imports (+2.6%), the impact of the balance of exports and imports on economic growth in the third quarter of 2011 was limited, contributing only 0.1 percentage points to GDP growth.

In a year-on-year comparison, GDP in the third quarter of 2011 increased strongly, although not quite as strongly as in the first half of 2011.

Source: Statistisches Bundesamt, Detailed results on the gross domestic product in the 3rd quarter of 2011, press release of November 24, 2011

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/11/PE11__435__811,templateId=renderPrint.psml).

Other Recent Developments

Responses to the European Sovereign Debt Crisis

On November 30, 2011, the economics and finance ministers of the euro area agreed on the models to optimize available resources of the European Financial Stability Facility (“EFSF”) and adopted corresponding guidelines, which will enter into force at the beginning of 2012. These models had been introduced at the summit of October 26, 2011 and include insurance for new sovereign bonds that will cover between 20% and 30% of possible losses and the creation of one or more co-investment funds for primary and secondary market interventions as well as assistance to EU banks, under certain circumstances, in recapitalizing their core tier one capital ratios.

On December 9, 2011, the Heads of State or Government of Euro Area Member States announced their commitment to establish a new fiscal compact with the following key elements:

•

Member States will introduce a legal cap on new debt levels at the constitutional or equivalent level in their respective national legal systems with a view to balancing public budgets. A budget will be deemed to be balanced if the annual structural deficit does not exceed 0.5% of nominal GDP. The European Court of Justice is to have jurisdiction with respect to verifying the transposition of these provisions at the national level.

•

The rules governing the Excessive Deficit Procedure will be tightened with respect to Euro Area Member States. Sanctions may be automatically imposed on Euro Area Member States with general government deficits in excess of 3% of GDP, unless a qualified majority of Euro Area Member States objects. Euro Area Member States with government debt in excess of 60% will enter into detailed reform agreements with the European Commission.

In addition, the Heads of State or Government of the Euro Area Member States announced that the new rules proposed by the European Commission on November 23, 2011 would be promptly examined. These new rules relate to (i) the monitoring and assessment of draft budgetary plans and the correction of excessive deficit in Euro Area Member States and (ii) the strengthening of economic and budgetary surveillance of Member States experiencing or threatened with serious difficulties with respect to their financial stability in the euro area. In the longer term, the intention is to work on how to further increase fiscal integration in order to better reflect the degree of interdependence of the Euro Area Member States. The Heads of State or Government of the Euro Area Member States also declared their commitment to work towards a common economic policy, including by establishing a procedure to ensure that all major economic policy reforms planned by Euro Area Member States will be discussed and coordinated at the level of the euro area with a view to benchmarking best practices. Euro area governance is to be reinforced as agreed at the summit of October 26, 2011, with euro summits to be held at least twice a year.

The Heads of State or Government of the Euro Area Member States also announced more immediate action to address current negative market conditions:

•	As agreed on November 29, 2011, the leveraging of the EFSF is to be rapidly deployed.

•

The entry into force of the future European Stability Mechanism (“ESM”) treaty will be accelerated. The treaty will enter into force as soon as Euro Area Member States representing 90% of the capital commitments have ratified it, with an objective of having the treaty enter into force as of July 2012.

•

The adequacy of the overall ceiling of the EFSF/ESM of EUR 500 billion is to be reassessed in March 2012. During the phasing in of the paid-in capital, the Euro Area Member States will be prepared to accelerate payments of capital in order to maintain a minimum 15% ratio between paid-in capital and the outstanding amount of ESM issuances and to ensure a combined effective lending capacity of EUR 500 billion.

•

The Euro Area and other Member States will consider the provision of additional resources for the International Monetary Fund (“IMF”) of up to EUR 200 billion, in the form of bilateral loans, to ensure that the IMF has adequate resources to deal with the economic and financial crisis.

With respect to the ESM treaty, the following adjustments were agreed among the Heads of State and Government of the Euro Area Member States, with a view to increasing its effectiveness:

•

The ESM will adhere strictly to established IMF principles and practices, which will be clearly reflected in the preamble of the treaty, with respect to private sector involvement. The Heads of State or Government of the Euro Area Member States reaffirmed that the decisions taken on July 21, 2011 and at the summit of October 26/27, 2011 concerning Greek debt were unique and exceptional. The terms and conditions of all new government bonds issued by the Euro Area Member States will include standardized and identical Collective Action Clauses, in such a way as to preserve market liquidity.

•

The voting rule in the ESM will be amended to include an emergency procedure, replacing the mutual agreement rule by a qualified majority of 85 % in case the European Commission and the European Central Bank (“ECB”) conclude that an urgent decision related to financial assistance is needed when the financial and economic sustainability of the euro area is threatened.

Some of the measures described above can be introduced through secondary EU legislation. The Heads of State or Government of the Euro Area Member States believe that the other measures should be incorporated into treaties of the EU. In light of the lack of unanimity among the Member States, they have decided to adopt these measures initially through an international agreement to be signed in March 2012 or at an earlier date, with a view to incorporating these provisions into the treaties of the EU as soon as possible.

On December 13, 2011, the package of six legislative proposals (“Six-Pack”) that seek to strengthen economic governance in the EU and the euro area as part of the EU’s response to the current turmoil in the sovereign debt markets entered into force.

On December 19, 2011, following the announcement made on December 9, 2011, by the Heads of State or Government of the Euro Area Member States, the Finance Ministers of the Member States confirmed that the Euro Area Member States will provide EUR 150 billion of additional resources for the IMF.

In December 2011, Greece received the sixth disbursement under the first rescue package.

Sources: Bundesministerium der Finanzen, ECOFIN Meeting in Brussels on November 30, 2011, press release dated November 30, 2011 (http://www.bundesfinanzministerium.de/nn_103466/EN/Topics/Europe/Articles/20111205__Ecofin.html); Bundesregierung, EFSF: Maximierung beschlossen, press release dated November 30, 2011 (http://www.bundesregierung.de/Content/DE/Artikel/2011/11/2011-11-30-efsf-hebel.html); European Council, Statement by the Euro Area Heads of State or Government, dated December 9, 2011 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/126658.pdf); Bundesregierung, New European fiscal compact decided, press release dated December 9, 2011 (http://www.bundesregierung.de/Content/EN/Artikel/__2011/12/2011-12-09-europaeischer-rat__en.html); European Commission, EU Economic governance “Six-Pack” enters into force, memorandum of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898); European Commission, Decisive steps towards more discipline, integration and convergence, published on December 12, 2011 (http://ec.europa.eu/news/eu_explained/111212_en.htm#); EU Finance Ministers statement on IMF resources, dated December 19, 2011 (http://consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/127062.pdf); International Monetary Fund, IMF Executive Board Completes Fifth Review Under Stand-By Arrangement for Greece and Approves €2.2 Billion Disbursement, press release dated December 5, 2011 (http://www.imf.org/external/np/sec/pr/2011/pr11440.htm).

Monetary Policy Developments

On November 30, 2011, the Bank of Canada, the Bank of England, the Bank of Japan, the ECB, the U.S. Federal Reserve and the Swiss National Bank announced coordinated actions to enhance their capacity to provide liquidity support to the global financial system. These central banks agreed to lower the pricing on existing temporary U.S. dollar liquidity swap arrangements, which have been extended until February 1, 2013, with effect from December 5, 2011. As a contingency measure, the central banks have also agreed to establish temporary bilateral liquidity swap arrangements so that liquidity can be provided in each jurisdiction in any of their currencies, if required by market conditions. These swap lines are authorized through February 1, 2013.

On December 8, 2011, the ECB decided on additional enhanced credit support measures to improve bank lending and liquidity in the euro area money market, including

•	conducting two longer-term refinancing operations with a maturity of 36 months and the option of early repayment after one year; and

•

increasing collateral availability by (i) reducing the rating threshold for certain asset-backed securities and (ii) allowing national central banks, as a temporary solution, to accept as collateral additional performing credit claims (i.e., bank loans) that satisfy specific eligibility criteria.

Sources: European Central Bank, Coordinated central bank action to address pressures in global money markets, press release of November 30, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111130.en.html); European Central Bank, ECB announces measures to support bank lending and money market activity, press release of December 8, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111208_1.en.html).

Stabilization Measures by the Federal Republic of Germany

On December 14, 2011, the German Federal Government adopted a draft proposal for a second Financial Market Stabilization Act. The proposal implements the decision of the European Council of October 26, 2011, under which banking institutions must temporarily meet more stringent capital requirements as of June 30, 2012 and Member States must be ready to support banking institutions that are unable to completely cover their capital requirements in the capital markets. In addition, the provision of liquidity guarantees is required to safeguard the stability of banks and avoid excessive deleveraging of their balance sheets. This proposal would lead to changes in the German Banking Act as well as to a reactivation of the German Financial Markets Stabilization Fund (“SoFFin”), which has not been accepting applications for support since January 1, 2011. The proposal is subject to parliamentary approval.

Sources: Bundesministerium der Finanzen, Stabilisierung des Finanzmarktes, downloaded on December 14, 2011 (http://www.bundesfinanzministerium.de/nn_54/DE/BMF__Startseite/Aktuelles/20111214-2-FMStG.html?__nnn=true); Entwurf eines Zweiten Gesetzes zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes (Zweites Finanzmarktstabilisierungsgesetz – 2. FMStG) (http://www.bundesfinanzministerium.de/nn_82/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetzentwuerfe__Arbeitsfassungen/20111214-2-FSG__anl,templateId=raw,property=publicationFile.pdf).

Rating Considerations

On December 5, 2011, Standard & Poor’s Ratings Services (“S&P”) placed its long-term sovereign ratings on 15 Euro Area Member States, including the Federal Republic, on CreditWatch with negative implications. This action means that the ratings have been placed under special surveillance by S&P’s analysts due to certain identifiable events and short-term trends and may, but will not necessarily, be lowered. According to S&P, the affected long-term sovereign ratings may be lowered by one or two notches — in the case of the Federal Republic, from ‘AAA’ to ‘AA+’. According to S&P, this action was prompted by its view that systemic stresses in the euro area have risen in recent weeks to the extent that they now put downward pressure on the credit standing of the euro area as a whole. S&P believes that these systemic stresses stem from several interrelated factors, including the following: tightening credit conditions across the euro area; markedly higher risk premiums on a growing number of euro area sovereigns; continuing disagreements among European policy makers on how to address the immediate market confidence crisis and, longer term, how to ensure greater economic, financial, and fiscal convergence among Euro Area Member States; high levels of government and household indebtedness across a large area of the euro area; and the rising risk of economic recession in the euro area as a whole in 2012.

Source: Standard & Poor’s, Standard & Poor’s Puts Ratings On Eurozone Sovereigns On CreditWatch With Negative Implications, information release dated December 5, 2011 (http://www.standardandpoors.com/ratings/articles/en/us/?articleType=HTML&assetID=1245325249443).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR. FRANK CZICHOWSKI
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ JÜRGEN KÖSTNER
	Name:	Jürgen Köstner
	Title:	Vice President

Date: December 21, 2011